Exhibit 99.3

August 18, 2021	BY EMAIL

Canadian Securities Exchange (the “CSE”) 100 King Street West, Suite 7210 Toronto, Ontario M5X 1E1

Attention: Mark Faulkner, Vice President, Listings & Regulation

Dear Mr. Faulkner:

Re:	Curaleaf Holdings, Inc. (the “Company”) – Acquisitions of Naturex II LLC, doing business as Blackjack Collective (“Blackjack”) and Las Vegas natural Care Givers LLC, doing business as House of Herbs (“HoH”) Stock symbol – CURA

Reference is made to the CSE Form 9 – Notice of Proposed Issuance of Listed Securities (the “Form 9”) filed by the Company on August 17, 2020. In accordance with Item 3.3(a) of Policy 6 of the Canadian Securities Exchange’s Policies and Procedures, this letter confirms that the acquisition of membership interests in Blackjack and HoH (as more fully described in the Form 9) has closed and that transfer of title to the referenced membership interests of each of Blackjack and HoH has passed to the Company or a wholly-owned subsidiary of the Company, all as more particularly described in the Form 9.

Please confirm if you require anything further at this time.

Yours truly,

Signed:	Kyle Crossley

Per:	Kyle Crossley
Secretary
Curaleaf Holdings, Inc.